Ivy Karamitsos, Chief Information Officer and Communications Director, at **LPPFusion,** has been with LPPFusion since Jan 2010. Initially she wrote the code for the collection and analysis of the experimental data. She now coordinates LPPFusion proprietary software and database development; manages network administration, website, content management, and communications, as well as producing educational and promotional videos. She completely updated LPPFusion's website, lab and IT security systems, network and database, and has participated in mission-critical, hands-on experimental operations in the lab. She studied mathematics and classical music in the former Yugoslavia before receiving a degree in Computer Science from Binghamton University, SUNY in 2003. Some of her music accompanies LPPF's videos.